350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2760 DIRECT 954.462.4150 MAIN 954.462.4260 FAX cgage@ralaw.com www.ralaw.com

January 20, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Jennifer Thompson
Accounting Branch Chief

Re:	Dreams, Inc. (File No. 1-33405)

Item 4.-01 Form 8-K

Filed January 11, 2011

Dear Ms. Thompson:

The purpose of this letter is to provide the Company’s responses to the January 13, 2011 Comment Letter (the “Comment Letter”) to Ross Tannenbaum, Chief Executive Officer of Dreams, Inc. (the “Company”). For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

Item 4.01 Form 8-K, Filed January 11, 2011

COMMENT 1.	We note that you have disclosed the date of the report as January 11, 2011. Please tell us the date that Kramer Weisman resigned, declined to stand for re-election, or was dismissed as it appears from your disclosures that this event may have been earlier than Goldstein Schechter Koch commenced service on January 11, 2011, and revise your disclosures to clarify this matter to your investors. Please ensure the date on the cover page represents the date of the earliest event reported, and revise if necessary.

Response:	The Company was notified on January 11, 2011, that Kramer Weisman was winding down its operations, and that Jeff Kramer, the principal of Kramer Weisman primarily responsible for the Company’s account, had joined Goldstein, Schechter Koch. As a result, the Company dismissed Kramer Weisman on January 11, 2011, and engaged Goldstein Schechter Koch on January 11, 2011. The Company has revised the disclosure in its Form 8-K to clarify the foregoing.

COMMENT 2.	Our records show your file number as 001-33405 rather than 000-30310 that appears on the cover page. Please revise to include the correct file number.

NEW YORK	CLEVELAND	TOLEDO	AKRON	COLUMBUS	CINCINNATI
WASHIIGTON, D.C.	TALLAHASSEE	ORLANDO	FORT MYERS	NAPLES	FORT LAUDERDALE

U.S. Securities and Exchange Commission

Jennifer Thompson

January 20, 2011

Response:	The Company has revised the cover page of the Form 8-K to show the correct file number (001-33405).

COMMENT 3.	We note your disclosures in the first paragraph concerning the departure of Mr. Kramer from Kramer Weisman and the resulting dissolution of Kramer Weisman. We also note your disclosure in the first paragraph that the audit reports and consents previously issued by Kramer Weisman will be reissued by Goldstein Schechter Koch. Given these statements, it is unclear to us how you concluded that you could not provide a letter from your former accountants stating whether they agree with the disclosures in this Form 8-K. Please amend your filing to provide this letter, filed as Exhibit 16, or explain to us in detail your basis for concluding that you are unable to obtain this letter.

Response:

Kramer Weisman is in the process of winding down its operations. As such, Kramer Weisman was available to provide the Company with a letter with respect to the disclosures in the Company’s Form 8-K. That letter has been attached as an exhibit to the Company’s Form 8-K/A.

Goldstein Schechter Koch will only issue reports and consents as to the Company’s financial statements for prior periods to the extent Goldstein Schechter Koch conducts an audit of said financial statements. In the event the Company requires reports or consents with respect to said prior periods, the Company will either obtain them from Kramer Weisman, to the extent Kramer Weisman is still in the process of winding down its operations and has yet to dissolve, or will obtain them from Goldstein Schechter Koch after Goldstein Schechter Koch conducts an audit of said financial statements.

The Company has revised the disclosure in its Form 8-K to remove the statement that Goldstein Schechter Koch will reissue the reports and consents of Kramer Weisman.

Goldstein Schechter Koch has provided the Company with a letter with respect to the disclosures in the Company’s Form 8-K, which letter has been attached as an exhibit to the Company’s Form 8-K/A.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have. We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

/s/ Clint J. Gage
Clint J. Gage

DREAMS, INC.

2 South University Drive

Plantation, Florida 33324

January 20, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:        Jennifer Thompson, Accounting Branch Chief

Re:	Dreams, Inc. (File No. 001-33405) (the “Company”)

Dear Ms. Thompson:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DREAMS, INC.

By:	/s/ Ross Tannenbaum
Ross Tannenbaum
Chief Executive Officer